Exhibit H


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE



          SECURITIES AND EXCHANGE COMMISSION

               (Release No. 35-_____)

          Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

          February __, 2000

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by March __, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After March __, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

ALLIANT ENERGY CORPORATION, ET AL.  (70-[    ])
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          Alliant Energy Corporation ("Alliant Energy"), a registered holding company, and its wholly owned non-utility subsidiary, Alliant Energy Resources, Inc. ("Resources"), each of whose principal executive offices are at 222 West Washington Avenue, Madison, Wisconsin 53703, have filed an Application or Declaration pursuant to Sections 9(a) and 10 of the Act and Rule 54 thereunder requesting authorization to purchase certain preferred securities of Capstone Turbine Corporation ("Capstone"), an unaffiliated corporation.

     Alliant Energy's public-utility subsidiaries are Wisconsin Power &
Light Company, South Beloit Water, Gas and Electric Company, Interstate Power Company, and IES Utilities Inc. (collectively, the "Operating Companies").


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Together, the Operating Companies provide public-utility service to approximately 919,000 electric and 394,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois. Resources serves as the holding company for substantially all of Alliant Energy's energy-related and non-utility investments and subsidiaries.

          Resources is seeking authority to acquire, directly or indirectly through a subsidiary, up to 6,666,666 shares out of a total of 25,000,000 shares of the Series G Senior Preferred Stock, $0.001 par value per share ("Preferred Stock") that are being offered for sale by Capstone, a privately-held California corporation. Capstone designs, fabricates and markets an air-bearing based microturbine that is capable of using various fuels to generate electric power. Capstone's proprietary microturbine technology, referred to as the Capstone MicroTurbine(TM) ("MicroTurbine"), is designed for use as an alternative power source in the multi-billion dollar worldwide market for distributed (or remote) power generation. It is stated that the Capstone MicroTurbine allows a user to generate electric power on-site for use in a wide range of applications including: standby generation, peak load shaving, resource recovery and hybrid electric vehicles.

          Capstone currently markets 30 kilowatt ("kW") MicroTurbines that can be used as stand-alone power sources or operated in parallel with the local electric utility grid. As an alternative power source, the Capstone MicroTurbine provides end-users with the opportunity to either replace or supplement existing sources of electric power. Capstone MicroTurbines are marketed to end-users who want to avoid the incremental cost of additional distribution infrastructure or offset an unreliable power supply and instead want to generate power directly on-site with a compact, cost-efficient, multi-fuel capable, reliable, transportable and low emissions power source.

          It is stated that Capstone is currently targeting electric power applications requiring less than 2 megawatts ("MW") of power. This niche market is estimated to represent approximately 34,000 MW or $14.0 billion in worldwide sales annually. The company's marketing strategy is to sell MicroTurbines or MicroTurbine sub-components to end-users, original equipment manufacturers, electric and gas utilities, propane distributors, energy marketing and service companies, and manufacturers of hybrid electric vehicle drivetrains.

          Capstone does not own or operate any facilities that are used for the generation, transmission or distribution of electric energy for sale.

          The aggregate purchase price to be paid by Resources for the Preferred Stock would be approximately $20 million, or $3.00 per share. The Series G Preferred Stock will be issued pursuant to and subject to the terms of a Preferred Stock Purchase Agreement. In addition, Resources would be made a party to an existing Investors Rights Agreement by and among Capstone, its preferred shareholders and certain of its common shareholders, and would be contractually bound by the terms of an Amended and Restated Stockholders Agreement.

          Capstone intends to use the net proceeds of the offering for working capital and general corporate purposes, including expanding sales and marketing


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activities, continuing product development efforts, and purchasing of tooling and manufacturing equipment to expand production capabilities.

          Resources will finance its purchase of the Preferred Stock using the proceeds of investments by Alliant Energy and/or borrowings under existing credit facilities that are guaranteed by Alliant Energy, as previously authorized,1 and/or available cash.

          The Series G Preferred Stock and the Preferred Stock of every other series that are currently outstanding will automatically convert into Common Stock of the company (i) on a vote of 75% of the holders of the Preferred Stock or (ii) on an initial public offering by the company with aggregate gross proceeds of at least $30,000,000 and an initial offering price at least equal to $8.00 per share. On a fully converted basis, based on the number of shares of Common Stock and Preferred Stock of Capstone outstanding on January 27, 2000, and assuming no further issuances of Preferred Stock (other than the currently approved 25,000,000 shares Series G Preferred Stock to be issued) prior to the conversion date, the shares of Common Stock which would be received by Resources upon conversion would represent approximately 6% of the total number of shares of Common Stock of the company then outstanding.

          As indicated, Resources will be contractually bound by the terms of a Stockholders Agreement. Among other things, the Stockholders Agreement will obligate Resources to vote for directors designated by holders of the company's Common Stock and by holders of certain other series of Preferred Stock. The Stockholders Agreement terminates on the earlier of April 9, 2007 or upon an initial public offering of the company meeting certain standards set forth in the company's Articles of Incorporation.

          In conjunction with the proposed transaction, Resources and Capstone also intend to enter into a Packaging and Distribution Agreement ("Distribution Agreement") under which Capstone would appoint Resources as a distributor of Capstone products, including completed Capstone MicroTurbine assemblies, subassemblies, and parts (including controls and software) which are used or will be used by customers in stationary electric power generation applications. Resources would have the right under such Distribution Agreement, directly or through subdistributors (which may be subsidiaries of Resources),2 to promote, market, sell, install, commission and service Capstone products on either an exclusive or non-exclusive basis. As a condition to its appointment as a distributor of Capstone products, Resources may also agree to purchase a specified number of completed MicroTurbine system assemblies. It is contemplated that Resources would remarket Capstone products to customers and/or package such products with other products and materials manufactured or acquired by Resources (or a subsidiary) for ultimate sale to customers. Resources states that the definitive terms of the Distribution Agreement have not yet been fully negotiated.


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     1    See Interstate Energy Corporation, et al., Holding Co. Act Release
No. 26956 (Dec. 18, 1998).

     2    Resources has certain existing subsidiaries (among them Industrial
Energy Applications, Inc.) which are already generally engaged in the business of designing, building and operating stand-by generation, cogeneration and similar industrial and commercial energy facilities. Resources may also form one or more new subsidiaries pursuant to Rule 58(b)(iv) to act as subdistributors.


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